

Cementos Lima S.A.

RECEIVED

2005 MAY -3 A [illegible]

OFFICE OF [illegible] CORPORATE [illegible]

**FILE NO. 82-3911**





05007942

SUPPL

VAL-040-05

April 28, 2005

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Letter related to the Board of Directors' Meeting to be held on April 27, 2005.

   Date: filed with CONASEV on April 22, 2005.

   Required by: CONASEV

2. Resolutions adopted at the April 27, 2005 Board of Directors' Meeting.

   Date: filed with CONASEV on April 27, 2005.

   Required by: CONASEV

3. Letter related to cash dividend of US$ 0.13 per Share of Common Stock.

   Date: filed with CONASEV on April 27, 2005.

   Required by: CONASEV

4. Letter related to cash dividend of US$ 0.013 per Investment Share.

   Date: filed with CONASEV on April 27, 2005.

   Required by: CONASEV

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946



Cementos Lima S.A.

5. Letter informing the appointment of the Operations Manager.

   Date: filed with CONASEV on April 27, 2005.

   Required by: CONASEV

Very truly yours,



Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

 Cementos Lima S.A.

*(FREE TRANSLATION)*

**FILE NO. 82-3911**

GF.0041.05
Lima, April 22, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Wednesday, April 27, 2005 at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

- Approval of interim unaudited Financial Statements for the Quarter ended March 31, 2005.

- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2005.

Regarding the distribution of profits, it will be proposed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'420,575.63 against the 2005 partial earnings.

Dividend per Common Share US$ 0.13
Dividend per Investment Share US$ 0.013

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946



Cementos Lima S.A.

*(FREE TRANSLATION)*

**FILE NO.**
**82-3911**

GF.0042.05

Lima, April 27, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolution adopted by the Board of Directors' Meeting held on April 27, 2005:

- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2005.

Regarding this cash dividend, it was agreed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'420,575.63 against the 2005 partial earnings.

Dividend per Common Share US$ 0.13
Dividend per Investment Share US$ 0.013

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU

 Cemento Lima S.A.

*(FREE TRANSLATION)*

**FILE N°
82-3911**

GF.0044.05

Lima, April 27, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on April 27, 2005, concerning the cash dividend of US$ 0.13 per Common Share.

The record date will be May 17, 2005, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (May 13, 2005) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on May 31, 2005 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

 **Cementos Lima S.A.**

*(FREE TRANSLATION)*

**FILE N°**
**82-3911**

GF.0043.05

Lima, April 27, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on April 27, 2005, concerning the cash dividend of US$ 0.013 per Investment Share.

The record date will be May 17, 2005, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (May 13, 2005) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on May 31, 2005 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946

 **Cementos Lima S.A.**

*(FREE TRANSLATION)*

**FILE N°**
**82-3911**

GF.0045.05

Lima, April 27, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-95-EF/94.10, we inform you as an Important Event that in April 27, 2005 the Board of Directors adopted the following resolution:

To accept the renounce of Mr. José Antonio Noriega Deza as Operations Manager up to March 31, 2005 and, as proposed by SINDICATO DE INVERSIONES Y ADMNISTRACION S.A. (SIA), to assign Mr. Evor Edgard Velezmoro Espinoza as Operations Manager since April 27, 2005.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC

FILE: TRACONA2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293